UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 16, 2019

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 15, 2019, ProQR Therapeutics N.V. (“ProQR” or the “Company”) (NASDAQ: PRQR), announced that it had commenced a public offering of $50.0 million of its ordinary shares (plus an additional $7.5 million of ordinary shares to which the Company expects to grant a 30-day option to the underwriters to purchase), nominal value €0.04 per ordinary share, in an underwritten public offering (the “Offering”).  A copy of the press release is attached as Exhibit 99.1 hereto, the terms of which are incorporated herein by reference.

In the prospectus supplement used in connection with the Offering and filed with the Securities and Exchange Commission (“SEC”), the Company provided the following disclosures about its financial position:

The Company’s cash and cash equivalents was €74.8 million at September 30, 2019, as compared to €105.6 million and €82.5 million at December 31, 2018 and June 30, 2019, respectively. This financial data as of September 30, 2019 is preliminary and may change, and is based on information available to management as of the date of its prospectus supplement and is subject to completion by management of the Company’s financial statements as of September 30, 2019. The Company has provided estimates for cash and cash equivalents described above primarily because its financial closing procedures for the quarter ended September 30, 2019 are not yet complete. There can be no assurance that the Company’s final cash position as of September 30, 2019 will not differ from these estimates, including as a result of review adjustments and any such changes could be material. The preliminary results of operations for the quarter ended September 30, 2019 are not necessarily indicative of the results to be achieved for any future period.

The Company’s independent registered public accountants have not audited, reviewed or performed any procedures with respect to such preliminary financial data and accordingly do not express an opinion or any other form of assurance with respect thereto. These results could change as a result of further review. Complete quarterly results will be included in the Company’s Report of Foreign Private Issuer on Form 6-K announcing financial results for the quarter ended September 30, 2019.

The information contained in this Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.  Any offering will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this report. These forward-looking statements include, but are not limited to, statements about the completion, timing and size of the proposed public offering of ProQR’s ordinary shares and recent developments about ProQR’s business, including its estimates about its financial position as of September 30, 2019. . These forward-looking statements involve risks and uncertainties, many of which are beyond ProQR’s control, including risk and uncertainties related to market conditions and satisfaction of customary closing conditions related to the proposed public offering. There can be no assurance that ProQR will be able to complete the public offering on the anticipated terms, or at all. Applicable risks also include those that are included in ProQR’s prospectus supplement and accompanying prospectus filed with the SEC for the proposed offering, including the documents incorporated by reference therein, which include ProQR’s Annual Report on Form 20-F for the year ended December 31, 2018, and any subsequent SEC filings. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: October 16, 2019	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of ProQR Therapeutics N.V., dated October 15, 2019, titled “ProQR Announces Proposed Public Offering of Ordinary Shares.”